SCHEDULE 14A

(RULE 14A-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES

EXCHANGE ACT OF 1934 (AMENDMENT NO. 1)

☐  Filed by the registrant

☒  Filed by a party other than the registrant

Check the appropriate box:

☐  Preliminary proxy statement.

☐  Confidential, for use of the

Commission only (as permitted by

Rule 14a-6(e)(2).

☐  Definitive proxy statement.

☐  Definitive additional materials.

☒  Soliciting material pursuant to Rule 14a-11(c) or Rule 14a-12.

______________

Carreker Corporation

(Name of Registrant as Specified in Its Charter)

______________

SACC PARTNERS LP, RILEY INVESTMENT MANAGEMENT LLC, BRYANT R. RILEY

(Name of Person(s) Filing Proxy Statement if Other Than the Registrant)

Payment of filing fee (check the appropriate box):

☒

No fee required.

☐

Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1)

Title of each class of securities to which transaction applies:

(2)

Aggregate number of securities to which transaction applies:

(3)

Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4)

Proposed maximum aggregate value of transaction:

(5)

Total fee paid:

☐

Fee paid previously with preliminary materials.

☐

Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

(1)

Amount Previously Paid:

(2)

Form, Schedule or Registration Statement No.:

(3)

Filing Party:

(4)

Date Filed:

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Carreker Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

144433109
(CUSIP Number)

SACC Partners LP Riley Investment Management LLC Bryant R. Riley 11100 Santa Monica Blvd., Suite 800 Los Angeles, California 90025 (310) 966-1444
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 20, 2006
(Date of Event that Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 144433109

SCHEDULE 13D — AMENDMENT NO. 1

(1)	Name of Reporting Person I.R.S. Identification No. of above person (Entities Only) SACC Partners LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 2,282,039
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 2,282,039
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,282,039
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 8.98[1]%
(14)	Type of Reporting Person (See Instructions) PN

———————

1

Based on 25,425,703 shares of common stock, par value $0.01 per share (the “Common Stock”), of Carreker Corporation (“Carreker” or the “Issuer”) outstanding at May 31, 2006, as reported in Carreker’s Quarterly Report on Form 10-Q for the quarter ended April 30, 2006 filed with the Securities and Exchange Commission on May 8, 2006.

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CUSIP No. 144433109

SCHEDULE 13D — AMENDMENT NO. 1

(1)	Name of Reporting Person I.R.S. Identification No. of above person (Entities Only) Riley Investment Management LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 2,282,039[1]
	(8)	Shared Voting Power 200,000[3]
	(9)	Sole Dispositive Power 2,482,039[3]
	(10)	Shared Dispositive Power 200,000[3]
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,482,039[2]
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
(13)	Percent of Class Represented by Amount in Row (11) 9.76[3]%
(14)	Type of Reporting Person (See Instructions) IA

———————

1

Because Riley Investment Management LLC has sole investment and voting power over 2,282,039 shares of Common Stock owned of record by SACC Partners LP, Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

2

Riley Investment Management has shared voting and dispositive power over 200,000 shares of Common Stock owned of record by an investment advisory client of Riley Investment Management LLC, and therefore may be deemed to have beneficial ownership of such shares.

3

Based on 25,425,703 shares of Common Stock, outstanding at May 31, 2006, as reported in Carreker’s Quarterly Report on Form 10-Q for the quarter ended April 30, 2006 filed with the Securities and Exchange Commission on May 8, 2006.

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CUSIP No. 144433109

SCHEDULE 13D — AMENDMENT NO. 1

(1)	Name of Reporting Person I.R.S. Identification No. of above person (Entities Only) Bryant R. Riley
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 2,282,039[1]
	(8)	Shared Voting Power 200,000[2]
	(9)	Sole Dispositive Power 2,482,039[3]
	(10)	Shared Dispositive Power 200,000[4]
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,482,039
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
(13)	Percent of Class Represented by Amount in Row (11) 9.76[5]%
(14)	Type of Reporting Person (See Instructions) IN

———————

1

Includes 2,282,039 shares owned by SACC Partners LP. Because Riley Investment Management LLC has sole voting and investment power over SACC Partners LP’s security holdings and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, each of SACC Partners LP, Riley Investment Management LLC, and Mr. Riley may be deemed to have beneficial ownership of the 2,289,039 shares owned of record by SACC Partners LP.

2

Riley Investment Management LLC has shared voting and dispositive power over 200,000 shares of Common Stock owned by an investment advisory client of Riley Investment Management, LLC. Because Mr. Riley controls Riley Investment Management LLC’s voting and investment decisions, Mr. Riley may be deemed to hold a beneficial interest in these shares.

3

Includes 2,282,039 shares owned by SACC Partners LP and 200,000 shares owned by an investment advisory client of Riley Investment Management LLC. Because Riley Investment Management LLC has sole voting and investment power over SACC Partners LP’s security holdings, and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, each of SACC Partners LP, Riley Investment Management LLC, and Mr. Riley may be deemed to have beneficial ownership of the 2,282,039 shares owned of record by SACC Partners LP, which represent approximately 8.98% of Carreker’s outstanding Common Stock. Although Riley Investment Management LLC, and Mr. Riley, in his role as sole manager of Riley Investment Management LLC, maintain shared voting and investment power over the 200,000 shares of Common Stock, Riley Investment Management LLC and Mr. Riley disclaim beneficial ownership of such shares, which represent approximately 0.79% of the outstanding Common Stock.

4

Riley Investment Management LLC has shared voting and dispositive power over 200,000 shares of Common Stock owned by an investment advisory client of Riley Investment Management, LLC. Because Mr. Riley controls Riley Investment Management LLC’s voting and investment decisions, Mr. Riley may be deemed to hold a beneficial interest in these shares.

5

Based on 25,425,703 shares of Common Stock outstanding at May 31, 2006, as reported in Carreker’s Quarterly Report on Form 10-Q for the quarter ended April 30, 2006 filed with the Securities and Exchange Commission on May 8, 2006.

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CUSIP No. 144433109

SCHEDULE 13D — AMENDMENT NO. 1

Item 1.

Security and Issuer

This Amendment No. 1 to Schedule 13D relates to Carreker’s Common Stock. Carreker’s principal executive offices are located at 4055 Valley View Lane, Suite 1000, Dallas, Texas 75244.

Item 2.

Identity and Background

(a)

SACC Partners LP (a Delaware limited partnership)

Riley Investment Management LLC (a Delaware limited liability company)

Bryant R. Riley (an individual residing in California)

(SACC Partners LP, Riley Investment Management LLC and Bryant R. Riley are referred to collectively within Schedule 13D as the “Reporting Persons.”)

(b)

11100 Santa Monica Blvd., Suite 800

Los Angeles, CA 90025

(c)

Mr. Riley owns and manages all of the outstanding membership interests of Riley Investment Management LLC, a California registered investment adviser. Riley Investment Management LLC is the investment adviser to and general partner of SACC Partners LP. Each entity is located at the address specified in (b) above.

(d)

None

(e)

None

(f)

United States

Item 3.

Source and Amount of Funds or Other Consideration

SACC Partners LP’s purchases in the aggregate amount of $15,413,685.37, excluding commissions and fees, were made using SACC Partners LP partnership funds. The Riley Investment Management LLC client purchases in the aggregate amount of $1,210,000.00, excluding commissions and fees, were made with funds deposited into such client’s investment advisory account.

Item 4.

Purpose of Transaction

The Reporting Persons collectively are the beneficial owners of 2,482,039 shares of Common Stock. The Reporting Persons acquired Issuer’s securities reported on this Amendment No. 1 to Schedule 13D because they believed such securities represented an attractive investment.

On June 16, 2006 the Reporting Persons filed a Schedule 13D stating that the Reporting Persons had become concerned with the direction Carreker’s Board of Directors has taken with respect to Carreker’s business strategy, operations, and future. Mr. Riley had expressed his views that shareholders would be most rewarded by the sale of the Company and believed that any other means to get the “scale” in the operations would not be in the best interests of shareholders. Specifically, Mr. Riley believed that the company’s operating expenses were too high and these costs had served to mask the profitability that a strategic acquirer would achieve in an acquisition of the Company. Additionally, Mr. Riley has expressed his belief that any strategy to the contrary, most notably an acquisition by Carreker of another company in an attempt to achieve “scale” is not acceptable. Mr. Riley initially raised these concerns in discussions with Carreker’s management on June 8, 2006. Mr. Riley intends to suggest one or more persons for

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CUSIP No. 144433109

SCHEDULE 13D — AMENDMENT NO. 1

membership on Carreker’s Board of Directors. He will continue discussions with Carreker’s Board of Directors about his nominees to the Board and his concerns. If Mr. Riley’s concerns are not adequately addressed, he may nominate candidates for election to the Board at Carreker’s upcoming Annual Stockholders’ Meeting.

The Schedule 13D stated that Mr. Riley was contemplating a confidentiality agreement with Carreker as a basis for further discussion, which the Reporting Persons would file as an amendment to this Schedule 13D if executed. Pursuant to this previous statement, Mr. Riley has entered into a confidentiality agreement with the Company dated June 20, 2006, which is attached as Exhibit A.

Except as described above in this Item 4, the Reporting Persons do not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D. However, the Reporting Persons may determine to change their investment intent with respect to the Issuer in the future. The Reporting Persons intend to vote their respective shares of Common Stock individually as each Reporting Person deems appropriate from time to time. In determining whether to sell or retain their shares of Common Stock, the applicable Reporting Person will take into consideration such factors as it deems relevant, including without limitation Issuer’s business and prospects, anticipated future developments, existing and anticipated market conditions, general economic conditions, and other opportunities available to the Reporting Person. Each of the Reporting Persons reserves the right to acquire additional securities from Issuer in the open market, in privately negotiated transactions, or otherwise, to dispose of all or a portion of its holdings in Issuer’s securities, or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.

Interest in Securities of the Issuer

(a)

SACC Partners LP owns 2,282,039 shares of Common Stock. Because Riley Investment Management LLC has sole voting and investment power over SACC Partners LP’s security holdings, and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, each of SACC Partners LP, Riley Investment Management LLC, and Mr. Riley may be deemed to have beneficial ownership of the 2,282,039 shares owned of record by SACC Partners LP, which represent approximately 8.98% of Carreker’s outstanding Common Stock.

One of Riley Investment Management LLC’s client owns 200,000 shares of Carreker’s Common Stock. Although Riley Investment Management LLC, and Mr. Riley, in his role as sole manager of Riley Investment Management LLC, maintain shared voting and investment power over the 200,000 shares of Common Stock, Riley Investment Management LLC and Mr. Riley disclaim beneficial ownership of such shares, which represent approximately 0.79% of the outstanding Common Stock.

(b)

Mr. Riley has sole power to vote and dispose or direct the disposition of all shares held of record by SACC Partners LP.

(c)

There have been no additional transactions in Carreker’s Common Stock since the Reporting Persons filed a Schedule 13D dated June 8, 2006, which was filed with the Securities and Exchange Commission on June 16, 2006.

(d)

As the beneficial owner of 200,000 shares of Carreker’s Common Stock, Riley Investment Management LLC’s client referenced to above is entitled to any dividends or proceeds paid, not any of the Reporting Persons.

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CUSIP No. 144433109

SCHEDULE 13D — AMENDMENT NO. 1

(e)

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

One of Riley Investment Management LLC’s clients owns 200,000 shares of Carreker Common Stock. The agreement between this client and Riley Investment Management LLC states that Riley Investment Management LLC acts as a discretionary investment advisor and directs the client’s investment in Carreker Corporation. Mr. Riley disclaims beneficial ownership in these 200,000 shares.

Mr. Riley entered into a confidentiality agreement with Carreker dated June 20, 2006, a copy of which is filed as Exhibit A.

Item 7.

Material to Be Filed as Exhibits

Exhibit A

Confidentiality Agreement between Bryant R. Riley and Carreker Corporation dated June 20, 2006

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CUSIP No. 144433109

SCHEDULE 13D — AMENDMENT NO. 1

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned party.

Dated: June 20, 2006

SACC PARTNERS LP
By:	Riley Investment Management LLC
its General Partner

/s/ BRYANT R. RILEY
Bryant R. Riley, President

RILEY INVESTMENT MANAGEMENT LLC

/s/ BRYANT R. RILEY
Bryant R. Riley, President

/s/ BRYANT R. RILEY
Bryant R. Riley

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CUSIP No. 144433109

SCHEDULE 13D — AMENDMENT NO. 1

EXHIBIT A

CONFIDENTIALITY AGREEMENT

THIS CONFIDENTIALITY AGREEMENT (“Agreement”) is entered into this 20th day of June, 2006 by and between Carreker Corporation, (the “Company”), and Bryant R. Riley (“Recipient”).

The Company is engaging in discussions with Recipient regarding the Company’s business and strategic alternatives, including the possibility of entering into an extraordinary transaction (the “Consultation”). In connection with the Consultation, the Company may provide to Recipient certain non-public, confidential, proprietary and/or trade secret information (including all analyses, compilations, studies, notes, summaries containing or based on such information, the “Information”).

In consideration of the foregoing, the parties hereto agree as follows:

1.

Limitations on Use and Disclosure. The Information shall be used by Recipient exclusively for the purpose of the Consultation. Recipient shall treat the Information as confidential and shall not, without the prior written consent of the Company, disclose the Information; provided, however, Recipient may disclose the Information to his affiliates, , employees, attorneys, accountants, lenders and advisors (collectively, “Representatives”) who need to examine the Information for the purpose of the Consultation. Before being provided with any Information, each such Representative shall be informed of the confidential nature of the Information and shall agree to abide by the provisions of this Agreement. Recipient shall be responsible for each such Representative’s compliance with the provisions of this Agreement.

2.

Return of Documents and Other Material. Promptly upon the request of the Company, Recipient shall return to the Company all documents and other material in recorded form constituting Information, or Recipient may appropriately destroy such documents and material (in which case Recipient shall provide a written certification of destruction to the Company).

3.

Exclusions from Confidentiality Obligations. The confidentiality obligations imposed by this Agreement shall not apply to the extent the Information (i) is or becomes publicly known other than through disclosure by Recipient or its Representatives in violation of this Agreement, (ii) is, at the time of disclosure, already known to Recipient, (iii) becomes available to Recipient on non-confidential basis from a source other than the Company that Recipient believes, after reasonable inquiry, is not prohibited from disclosing such Information by a legal, contractual or fiduciary duty owing to the Company, (iv) is independently developed by Recipient without use of the Information and in the absence of any violation of a contractual, legal or fiduciary duty owing to the Company, or (v) is contained in filings with the Securities and Exchange Commission relating to the Company to the extent either party, after consulting with counsel and the other party, concludes such inclusion is appropriate. In addition, the confidentiality obligations imposed by this Agreement shall not apply to the extent that Information is disclosed pursuant to the lawful requirement or request of a governmental agency or disclosure is required by operation of law, provided that Recipient shall give notice to the Company and use all reasonable efforts to provide the Company a reasonable time period to obtain a protective order, if applicable, limiting disclosure and use of the Information so disclosed.

4.

No License. Neither the execution and delivery of this Agreement nor the disclosure of any Information to Recipient shall be deemed or construed to grant to Recipient either expressly, by implication, estoppel or otherwise, any license under any invention, copyright, trade secret or patent now or hereafter owned or controlled by the Company, or any right to copy, transmit, use,

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CUSIP No. 144433109

SCHEDULE 13D — AMENDMENT NO. 1

exploit, sell, develop or further develop any Information of the Company except and only to the extent as may be strictly necessary to evaluate the Consultation.

5.

No Representation. Recipient acknowledges that the Company makes no express or implied representation of warranty as to the accuracy or completeness of the Information, and that the Company shall have no liability resulting from the use of the Information, errors therein or omissions therefrom. Recipient and the Representatives are not entitled to rely on the accuracy or completeness of the Information.

6.

Restrictions on Trading. Recipient acknowledges that some of the Information provided by the Company to Recipient may be “material” within the meaning of the federal securities laws. Recipient acknowledges that the federal securities laws prohibit it from trading in the Company’s common stock while in the possession of material, non-public information relating to the Company, or from communicating such information or otherwise making trading recommendations to any other person other circumstances in which is reasonably foreseeable that such person is likely to trade in the Company’s common stock. Accordingly, Recipient and the Representatives to whom disclosure of material, non-public information is made agree to refrain from trading in the Company’s common stock, or recommending that others trade in the Company’s common stock, at any time while in the possession of information that constitutes material, non-public information within the meaning of the federal securities laws.

7.

Discussions with the Company. Recipient agrees that it shall limit its discussions with the Company relating to Information to John D. Carreker, Jr. to such other Company personnel as are approved in advance by John D. Carreker, Jr., and to other members of the Company’s Board of Directors.t

8.

General Provisions. The parties hereto agree that, in addition to any other remedies which may be available, the obligations under this Agreement shall be specifically enforceable. In the event of a dispute relating to this Agreement, the prevailing party shall be entitled to recover its reasonable attorneys’ fees and costs. This Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof and supersedes all prior agreements of the parties relating to such subject matter. This Agreement may not be amended, waived or modified except by an instrument in writing executed by duly authorized representatives of each of the parties hereto. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Texas.

9.

Termination of Obligations. Notwithstanding anything to the contrary contained herein, Recipient’s obligations hereunder shall cease one (1) year after the effective date hereof.

IN WITNESS WHEREOF, the parties hereto have entered into this Agreement on the date first set forth above.

Bryant R. Riley

/s/ BRYANT R. RILEY

Carreker Corporation

By:	/s/ JD CARREKER, JR.
Name:	JD Carreker, Jr.
Title:	Chairman & CEO

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